Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of FEBRUARY 2019	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.P.A. Announces ADR-to-Share Ratio Change

The Board of Directors Intends to Propose an ADR/Shares Buyback Program

The Board of Directors Intends to Propose a Share-Based Incentive Plan

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--February 8, 2019--Natuzzi S.p.A. (NYSE:NTZ):

ADR-to-Share Ratio Change

Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that its Board of Directors (the “Board”) has approved a change in the ratio of its American Depositary Receipts (the “ADRs”) to ordinary shares, par value €1.00 per share (the “Shares”), from one (1) ADR representing one (1) Share, to one (1) ADR representing five (5) Shares (the “Ratio Change”). The effective date of the Ratio Change (the “Effective Date”) is expected to be February 21, 2019.

Pursuant to the Ratio Change, as of the Effective Date record holders of ADRs will be required to exchange their existing ADRs for new ADRs on the basis of one (1) new ADR for every five (5) existing ADRs surrendered. The Depositary will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-five reverse ADR split. No new Shares will be issued in connection with the Ratio Change and Natuzzi’s ADRs will continue to be traded on the New York Stock Exchange (the “NYSE”) under the symbol “NTZ.”

As a result of the Ratio Change, the price of the Company’s ADRs is expected to automatically increase proportionally, but the Company can give no assurance that the ADR price following the Ratio Change will be at least equal to the ADR price before the Ratio Change multiplied by the new ratio. Although the Ratio Change is aimed to bring the price of the Company’s ADRs into compliance with the minimum price continued listing standards of the NYSE, the Company can give no assurance that the Ratio Change will be effective in achieving this goal.

The Board of Directors Intends to Propose an ADR/Share Buyback Program

The Board announced today its intention to propose an ADR/Share buyback program (the “Buyback Program”) at the Company’s next shareholders’ meeting, which is expected to be held by the end of April 2019. If approved by the Company’s shareholders, the Company will engage a financial institution to act as agent for the Company and establish a written plan for repurchases of the Company’s ADRs and/or Shares. The Company intends to conduct any ADR and/or Share repurchases pursuant to the Buyback Program in compliance with the safe harbor provisions of Rule 10b-18 under the Securities Exchange Act of 1934, as amended (“Rule 10b-18”), and in accordance with Italian corporate law.

The Company will announce further details regarding the potential Buyback Program, if approved, including, among other things, the maximum number of ADRs and/or Shares that may be purchased thereunder and its timeframe, at a later date as such aspects are determined. The Company would hold any ADRs or Shares repurchased pursuant to the Buyback Program in treasury for general corporate purposes, including to service any incentive or retention plans that the Company might adopt for certain of its employees and directors.

The Board of Directors Intends to Propose a Share-Based Incentive Plan

The Board announced today its intention to propose a new multi-year share-based incentive plan (the “Incentive Plan”) for certain employees and directors of the Company and other companies within the Natuzzi Group at the Company’s next shareholders’ meeting.

The Board intends to propose a capital increase (reserved for employees and directors) and/or the aforementioned Buyback Program in order to fund the Incentive Plan.

The Incentive Plan is intended to serve as an important tool in retaining the Natuzzi Group’s senior management over the coming years and as a means of linking the performance of senior management with the goals set out from time to time by the Natuzzi Group.

The Company recently hired Mr. Antonino Gambuzza to serve as Chief Operations Officer for the Natuzzi Group. With that hire, the Natuzzi Group believes that its senior management is in place and can now dedicate its efforts to achieving the Company’s goals and creating value for the Company’s shareholders.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the Italian lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	FEBRUARY 8, 2019	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi